ARONAUER, GOLDFARB, RE & YUDELL, LLP

ATTORNEYS AT LAW

                                                                                                                  444 MADISON AVENUE

NEW YORK, NY 10022

JOSEPH ARONAUER

TELEPHONE 212-755-6000

SAMUEL GOLDFARB

FAX 212-755-6006

JOHN C. RE

WEBSITE: WWW.AGRYLAW.COM

KENNETH S. YUDELL

E-MAIL: SGOLDFARB@AGRYLAW.COM

DENISE SELDMAN BENUN

MICHAEL S. SCHER

ALAN I. SILLS

DONNA A. TOBIN

       OF COUNSEL

November 15, 2006

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Mr. Mark Brunhofer, Staff Accountant

Re:

Presidential Life Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10Q for the Three Months Ending March 31, 2006

File No. 0-05486

Dear Mark:

This letter will confirm our telephone conversation of November 9, 2006.

As discussed, Presidential’s 10Q for the quarter ended September 30, 2006 contains disclosure regarding its effective tax rate at September 30, 2006 in both the Notes to Financial Statements (Note 8) and Management’s Discussion and Analysis (“Income Taxes”).  Therein, Presidential disclosed that its effective tax rate for the nine months ended September 30, 2006 (26.8%) differed from the effective tax rate for the nine months ended September 30, 2005 (34.6%) principally as the result of two factors:

 (i)

the correction during the 3rd quarter of 2006 to the 2005 accrual for current taxes; and

ARONAUER, GOLDFARB, RE & YUDELL, LLP

United States Securities and Exchange Commission

    November 15, 2006

Division of Corporation Finance

(ii)

the true-up of 2005 income based on K-1’s for 2005 received during the third quarter of 2006 in connection with Presidential’s limited partnership investments.

As discussed, factor (i) above is a correction of an error made in the 2005 tax accrual, which resulted in an adjustment on Presidential’s tax rate reconciliation table in its Annual Report on Form 10-K for the year ended December 31, 2005.  In previous correspondence and discussions with the Commission, Presidential attributed the adjustment in the rate reconciliation table to certain tax refund receivables related to lottery withholding taxes, for which Presidential had applied in prior years but had not received as of December 31, 2005.  However, in the recent review of the disclosures to be made in the third quarter 2006 10-Q, Presidential and its outside auditors and tax preparers determined that the aforementioned tax refunds, although still not received by Presidential, had been booked by the Company as of December 31, 2005.   As such, the refund receivables did not relate to the adjustment appearing in the tax rate reconciliation table in the 10-K.  Rather, such adjustment related primarily to an error in calculating increases in insurance tax reserves for 2005.  The error arose when Presidential’s tax preparer used an incorrect opening balance as of January 1, 2005 for insurance tax reserves, based upon worksheets they had received from the prior year’s tax preparer.

For the reasons set forth in our correspondence with the Commission on October 31, 2006, Presidential believes that tax adjustment is not material to its financial statements, taking all material and pertinent factors into account.

If you have any further questions in this regard or require any additional information, please contact the undersigned.

Sincerely,

                                                                                    /s/Samuel Goldfarb

Samuel Goldfarb

SG:nb

cc:

Charles Snyder

Richard Bertuglia, BDO Seidman, LLP

Donald Carlin, BDO Seidman, LLP